CommScope Holding Company, Inc.
3642 E. US Highway 70
Claremont, North Carolina 28610

VIA EDGAR

April 9, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Sarah Sidwell
Mr. Evan Ewing

Re:	CommScope Holding Company, Inc.
Registration Statement on Form S-3/A
Filed on March 29, 2024
File No. 333-277582

Dear Ms. Sarah Sidwell and Mr. Evan Ewing:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), CommScope Holding Company, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as amended, will become effective under the Securities Act by 5:30 p.m. (New York City time) on April 11, 2024, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

*  *  *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Daniel Haaren at (212) 474-1322. The Company hereby authorizes Mr. Haaren to orally modify or withdraw this request for acceleration.

If you have any questions regarding this request, please contact me at (828) 459-5000 or by email at justin.choi@commscope.com.

Very truly yours,

CommScope Holding Company, Inc.

By:	/s/ Justin C. Choi
	Name:	Justin C. Choi
	Title:	Senior Vice President, Chief Legal Officer and Secretary